SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of June 2012

CGG-Veritas

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Fourth Acquisition on North Sea

EKOFISK Life-of-Field Seismic Program

Paris – June 7, 2012 – CGGVeritas announced today that it will begin acquiring a fourth repeat survey (LoFS04) on the Ekofisk field in the North Sea as part of the multi-year Life-of-Field Seismic (LoFS) program for which it was awarded both the seismic data acquisition and processing.

Mobilization is starting early June 2012, and the shooting period will last approximately one month in accordance with the LoFS program schedule. The program is being acquired with a four-component (4C) fiber-optic permanent reservoir monitoring (PRM) solution, deploying 16,000 Sercel OPTOWAVETM ocean-bottom channels. More than two years after the full-scale fiber-optic installation all channel sensors are providing data that is being utilized to provide 4D reservoir monitoring images to the client.

Quality Control and processing of the data from each repeat survey is performed by a team of CGGVeritas acquisition and processing specialists based in the client’s dedicated processing center in Tananger (Norway). In addition to the full optical sensor network trenched at the seafloor, a fiber-optic connection to the shore allows real-time remote operation. CGGVeritas imaging experts are drawing on their experience and expertise in processing multicomponent 4D data to generate high-resolution time-lapse seismic images of the reservoir.

Jean-Georges Malcor, CEO, CGGVeritas, said: “With the start of this fourth repeat survey, it is extremely satisfying to see OPTOWAVE and our Permanent Reservoir Monitoring solution providing reservoir monitoring data to our partner in this revolutionary and unique full-scale permanent monitoring technology. Our planned R&D collaboration with the client for improved 4D repeatability on Ekofisk confirms the position of CGGVeritas as a leading provider of reservoir monitoring seismic solutions.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:
Investor Relations:	Group Communications:
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail:media.relations@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique—Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 7th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN Senior EVP